SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated November 13, 2008 maintains outlook.

Van der Moolen Maintains Outlook

AMSTERDAM, The Netherlands--(BUSINESS WIRE)--November 13, 2008--Van der Moolen Holding N.V. (Pink Sheets:VDMEF) (AEX:MOO), financial trading company listed at Euronext Amsterdam, is providing a business update today for the third quarter and first nine months of 2008.

Richard den Drijver, CEO of Van der Moolen Holding, commented:

‘We delivered a strong performance under turbulent market conditions during the first nine months of 2008, with European trading activities in particular showing very good results. We are positive regarding the future."

Operational developments:

  Steady revenue growth under turbulent market conditions during the third quarter of 2008;
  Performance of trading activities (proprietary trading) positive on balance: very good performance, revenue growth and profitability in Europe; adverse impact in the US as a result of market trends and changes in US regulatory environment;
  Steady growth in brokerage activities in Europe and the US;
  Development of new trading activities in Hong Kong and VDM Global Markets’ retail brokerage activities is progressing according to schedule;
  Termination of Online Trader (semi-professional segment) is on schedule.

Strong growth in trading activities

  The company’s trading activities showed a continued increase in revenue and profitability under challenging market conditions during the third quarter of 2008. Third quarter revenue totalled € 31.0 million, a strong increase of 35% compared to the third quarter of 2007 (€ 23.0 million).

Stable development of wholesale brokerage activities

  Third quarter wholesale brokerage activities showed a stable development compared to the first six months of 2008. Third quarter revenues amounted to € 2.6 million compared to the third quarter of 2007 (€ 3.5 million). The change is attributable to lower fee income and more challenging market conditions in the wholesale brokerage segment.

Online Trader activities accounted for as discontinued operations

  Effective at the beginning of the third quarter, the discontinued operations of Online Trader (semi-professional brokerage segment) are no longer included under ‘Profit from continuing operations'. The comparative figures have been adjusted accordingly.

Financial developments

  Total 2008 third quarter revenues (from continuing operations) totalled € 33.6 million and strongly increased with 27% compared to € 26.5 million in the third quarter 2007.
  Profit before tax (from continuing operations) totalled € 2.4 million for the third quarter of 2008, compared to € 1.4 million for the same period last year. Profit before tax (from continuing operations) adjusted for non-recurring items in Q3 2008 amounted to € 3.7 million compared to € 3.0 million for the same quarter in 2007.
  Net profit after tax (from continuing operations and adjusted for non-recurring items) attributable to ordinary shareholders in the third quarter of 2008 amounted to € 0.5 million, compared to € 1.0 million for the same period in 2007.
  Result from discontinued operations totalled € 6.1 million negative for the third quarter of 2008 (compared to € 6.0 million in 2007). Of this amount, € 5.7 million was accounted for by the termination of Online Trader, breaking down into € 1.2 million in operational loss and € 4.5 million in termination costs (in line with the second quarter 2008 press release). The residual € 0.4 million relates to other costs from discontinued operations.
  Result after tax attributable to ordinary shareholders for the third quarter of 2008 amounted to € 7.5 million negative, mainly arising as a result of discontinued operations and non-recurring items (in total € 8.0 million negative).
  Profit after tax attributable to ordinary shareholders for the first nine months of 2008 amounted to € 5.3 million (for the same period in 2007, this was a loss of € 19.7 million).

Financial position

  Third quarter cash flow for 2008: € 34.9 million (compared to € 20.8 million for the same period in 2007), consisting of:
    Increased liquidity due to operational activities: € 60.4 million;
    Lower liquidity due to the issuance of a € 2.3 million subordinated convertible loan to a third party and other investments of € 1.5 million;
    Lower liquidity due to repayment of a € 10.0 million credit facility to a bank and the financing of the purchase of € 10.6 million in own shares, as well as increased liquidity as a result of € 0.4 million received from financing income.
  Between 1 July 2008 and 21 July 2008, 2,776,530 shares in Van der Moolen were purchased for a total amount of € 10.6 million. Since 21 July 2008, the total number of ordinary shares outstanding (excluding shares repurchased) has been 37,692,775. The weighted average number of shares outstanding during the third quarter was 41,935,593; for the first nine months, this number was 43,264,158.
  The shareholders' equity as at 30 September 2008 totalled € 98.9 million versus € 102.5 million as at 30 June 2008. In addition to the net loss for the third quarter, this decrease of only € 3.6 million is largely attributed to the repurchase of own shares on the one hand and increase of the currency translation reserve on the other.

Outlook for Q4 2008

  Proprietary trading environment (trading activities) remains challenging;
  Steady growth in brokerage activities in Europe and the US;
  Closing period for Online Trader activities expected to continue until year-end 2008.

Outlook for 2009

  Cost savings approximately € 4.5 million due to termination of Online Trader;
  Further growth of trading and brokerage activities;
  Further increase of profitability;
  Positive contribution from VDM Global Markets.

www.vandermoolen.com

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

CONTACT:
Van der Moolen
Investor Relations/Corporate Communications,
Telephone +31 (0)20 535 6789
www.vandermoolen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: November 13, 2008	By: /s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board